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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53038

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2020____ AND ENDING____12/31/2020____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Municipal Capital Markets Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5220 Spring Valley Rd., Ste. 522
                                (No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen M. Woodliff   972-663-6552
                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
                    (Name – if individual, state last, first, middle name)

14555 Dallas Pkwy., Ste. 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Fred R. Cornwall___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Municipal Capital Markets Group, Inc.___ , as of ___December 31___ , 20_20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KAREN M. WOODLIFF
Notary Public, State of Texas
Comm. Expires 05-19-2023
Notary ID 124565140

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2020

 MOSS_ADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Municipal Capital Markets Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. (the Company) as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 25, 2021

We have served as the Company's auditor since 2016.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	770,150
Deposit with clearing broker-dealer		101,349
Investments, at fair market value		158,778
Receivable from clearing broker-dealer		423,396
Other receivables		6,134
Office equipment, net		8,484
Right of use assets		131,958
Goodwill		391,000
Other assets		11,707
Total Assets	$	2,002,956

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	40,519
Commissions payable		1,692
Lease liabilities		124,296
Loan payable		226,129
Total Liabilities		392,636
Stockholders' Equity		
Common stock - authorized 200,000		
shares of $.01 par value; 104,903 shares issued and		
74,903 shares outstanding		1,049
Treasury stock, 30,000 shares at par value		(300)
Additional paid-in capital		827,820
Retained earnings		781,751
Total Stockholders' Equity		1,610,320
Total Liabilities and Stockholders' Equity	$	2,002,956

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income
For the Year December 31, 2020

Revenues

Underwriting income	$	2,199,890
Financial advisory services		1,107,646
Revenue from the sale of investment company shares		153,801
Interest income		3,142
Unrealized gain on investments		33,231
Other income		136,618
Total Revenues		3,634,328

Expenses

Commissions, salary, and benefits	2,976,869
Underwriting expenses	239,386
Brokerage and clearance fees	22,250
Communications	17,362
Occupancy and equipment costs	105,037
Promotional costs	4,007
Data processing costs	31,469
Regulatory fees and expenses	46,108
Other	106,871
Total Expenses	3,549,359
Income before income taxes	84,969
State income tax expenses	475
Net Income	$ 84,494

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Shares Issued		Common Stock		Treasury Stock		Additional Paid-in Capital		Retained Earnings		Total
Balances at December 31, 2019	104,903	$	1,049	$	(300)	$	827,820	$	732,257	$	1,560,826
Capital distributions	-		-		-		-		(35,000)		(35,000)
Net income	-		-		-		-		84,494		84,494
Balances at December 31, 2020	104,903	$	1,049	$	(300)	$	827,820	$	781,751	$	1,610,320

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	84,494
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		(4,670)
Changes in operating assets and liabilities:		
Increase in deposit with clearing broker		(67)
Increase in receivable from clearing broker		(423,396)
Decrease in other receivables		3,450
Decrease in other assets		65
Decrease in accounts payable and accrued expenses		(60,264)
Decrease in commissions payable		(417,287)
Increase in right of use liability		4,465
Increase in right of use asset		(15,527)
Net cash provided (used) by operating activities		(828,737)
Cash flows from investing activities		
Purchase of furniture and equipment		(4,998)
Disposal of furniture and equipment		7,640
Increase in investments		(158,778)
Net cash provided (used) by investing activities		(156,136)
Cash flows from financing activities		
Capital distributions		(35,000)
Advance from loan payable		226,129
Net cash provided (used) by financing activities		191,129
Net decrease in cash and equivalents		(793,744)
Cash and equivalents at beginning of year		1,563,894
Cash and equivalents at end of year	$	770,150
Supplemental schedule of cash flow information		
Non-cash financing activities:		
Recognition of ROU Assets	$	110,484
Recognition of ROU Liabilities	$	113,759
Cash paid during the year for income taxes	$	27,355

The accompanying notes are an integral part of these financial statements.

5

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Notes to Financial Statements
December 31, 2020

Note 1 -   <u>Summary of Accounting Policies</u>

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a securities broker-dealer and operates under the exemption provision of SEC Rule 15c3-3(k)(2)(ii). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. The Company generally makes distributions to its stockholders each year to cover their personal income tax liabilities that arise from their share of the Company's taxable income.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash and cash equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities.

Other Receivables

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. If the allowance for credit losses is determined to be inadequate, then a provision would be recorded to maintain adequate reserves based on management's evaluation of the risk inherent in the receivables.

Investments, at fair market value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

Lessee Activity

The Company enters into operating lease agreements to obtain the right of use (ROU) assets for its business operation, substantially all of which are real estate. Lease liabilities and ROU

assets are recognized when the Company enters into operating leases and represent its obligations and rights to use these assets over the period of the leases and may be re-measured for certain modifications, resolution of certain contingencies involving variable consideration, or the Company's exercise of options (renewal, extension, or termination) under the lease.

Operating lease liabilities include fixed and in-substance fixed payments for the contractual duration of the lease, adjusted for renewals or terminations which were deemed reasonably certain of exercise when measured. The lease payments are discounted using a rate determined when the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company estimates a discount rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease. The discount rate is updated when re-measurement events occur. The related operating lease ROU assets may differ from operating lease liabilities due to initial direct costs, deferred or prepaid lease payments and lease incentives.

The Company presents operating lease related liabilities within lease liabilities and the related operating lease ROU assets in lease right of use assts in the Statement of Financial Condition.

Some of the Company's operating leases include variable lease payments which are periodic adjustments of the Company's payments for the use of the asset based on changes in factors such as consumer price indices, fair market value, tax rates imposed by taxing authorities, or lessor cost of insurance.

The Company accounts for amounts paid for maintenance or other services as lease payments.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. This forward-looking expected loss model generally will result in the earlier recognition of

allowances for losses. The Company adopted this ASU effective January 1, 2020 with no material impact on its financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), which simplifies the testing for goodwill impairment by eliminating the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Instead, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing impairment by which the carrying amount exceeds the reporting unit's fair value. The Company adopted ASU 2017-04 effective January 1, 2020 on a prospective basis. Adoption of this guidance did not have a material impact on the Company's Financial Statements.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit based on guidance in U.S. Generally Accepted Accounting Principles ("GAAP"). Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If the qualitative evaluation indicates a possibility of impairment, the Company is required to go to the next step and determine the fair value of the reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, impairment is recorded by the amount of fair value that exceeds the carrying value. Based on a qualitative evaluation about the likelihood of goodwill impairment, the Company determined that goodwill impairment was not likely at December 31, 2020. Accordingly, no calculation of fair value was performed at year end.

Underwriting, Advisory, and Consulting Income

Underwriting income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Advisory and consulting income includes fees earned from providing financial advisory services. Underwriting, advisory, and consulting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Income Taxes

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes and New York income tax. Taxes paid to other states, such as Colorado, are paid on behalf of the Shareholders for their tax expense in the state and a distribution to the shareholders.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The effective tax rate for the year ended December 31, 2020 differs from the statutory federal rate due to state income taxes.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Revenue from Contracts with Customers

Revenue from Contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the settlement date (the date on which the transaction is funded and closed) for the portion the Company is contracted to buy. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions.

Financial Advisory fees. The Company serves as a financial advisor for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned

from fees arising from securities offerings in which the Company acts as a financial advisor. Revenue is recognized on the settlement date (the date on which the transaction is funded and closed) for the agreed upon amount in the related contract. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions.

Note 3 -   Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments, at fair market value consist of municipal bonds, and are classified as Level 1 in the fair value hierarchy.

Note 4 -   Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of approximately $1,175,418 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.03591 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits.

Note 5 -   Operating Leases

The Company leases office space under non-cancellable operating leases expiring between July 2021 and May 2023. Minimum future rental payments on operating leases at December 31, 2020 are displayed in the following table. Information on the remaining average lease term and discount rate are also included below.

Year Ending December 31,	Lease Payments
2021	$ 74,832
2022	39,300
2023	13,100
Total lease payments	127,232
Less: imputed interest	2,936
Total operating lease liabilities	$ 124,296
Weight average discount rate	2.47%

Some of the Company's leases contain renewal options. The Company does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that the Company will exercise them. Operating lease expense under all leases was approximately $105,037 for the year ended December 31, 2020.

Note 6 -   Loan payable

On May 6, 2020, the Company was granted a loan through its bank in the aggregate amount of $226,129, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loan was in the form of a note dated May 6, 2020 and matures on May 6, 2022. The note bears interest at a rate of 1.00% per annum. Originally the monthly loan payments were set to commence on November 6, 2020, but the lender has extended the repayment terms of the note to align with the Paycheck

Protection Program Flexibility Act of 2020 ("Flexibility Act"). Consequently, extended payment terms have not been determined. The note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

Note 7 -   Off-Balance Sheet and Concentration Credit Risks

The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf.   The Company believes the likelihood of loss under these circumstances is remote.

The Company's financial advisory services may be concentrated in a few transactions in a given year. However, the Company is not dependent on any one client or group of clients from year to year. During the year ended December 31, 2020, the Company had two clients that represented approximately 61% of advisory revenues.

The Company at times may have cash deposits with banks in excess of federally insured limits. The Company has not experienced any losses and believes the institution is of high credit quality.

Note 8 -   Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operation and cash flows cannot be reasonably estimated at this time.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,610,320
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		1,610,320
Deductions and/or charges:		
Other receivables	$ 6,134	
Office equipment, net	8,484	
Right of use assets	7,662	
Goodwill	391,000	
Other assets	11,707	(424,987)
Net capital before haircuts on securities positions		1,185,333
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		9,915
Net capital		$ 1,175,418

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 40,519
Commission payable		1,692
Total aggregate indebtedness		$ 42,211

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness	$ 2,814
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,075,418
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 1,055,418
Ratio: Aggregate indebtedness to net capital	.03591 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A-5 Part II FOCUS Report filing as of the same date.

The Company does not carry customer accounts or otherwise hold customer funds. The firm is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and otherwise limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. As such the Company is not required to present the computation of reserve requirements or information regarding possession or control under Rule 15c3-3 of the Securities and Exchange Commission.

 MOSS<u>A</u>DAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Municipal Capital Markets Group, Inc.

We have reviewed management's statements, included in the accompanying Municipal Capital Markets Group, Inc.'s Exemption Report (the exemption report), in which:

1) Municipal Capital Markets Group, Inc. states Municipal Capital Markets Group, Inc. claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) Municipal Capital Markets Group, Inc. states Municipal Capital Markets Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception; and

3) Municipal Capital Markets Group, Inc. states Municipal Capital Markets Group, Inc. is also filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- Municipal Capital Markets Group, Inc. limits its other business activities contemplated by Footnote 74 to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Municipal Capital Markets Group, Inc. and

- Municipal Capital Markets Group, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Municipal Capital Markets Group, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Municipal Capital Markets Group, Inc.'s management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Municipal Capital Markets Group, Inc.'s compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
February 25, 2021

Municipal Capital Markets Group, Inc.'s Exemption Report

Municipal Capital Markets Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

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Municipal Capital Markets Group, Inc.

I, Fred R. Cornwall, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

President

February 12, 2021